Exhibit 99.2

THE9 LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: NCTY)

NOTICE OF ANNUAL GENERAL MEETING

To be held on December 22, 2025

(or any adjournment(s) or postponement(s) thereof)

NOTICE IS HEREBY GIVEN that an Annual General Meeting (the “AGM”) of The9 Limited (the “Company”) will be held at BNY Mellon Office, Room No. 2602, 26/F Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong on December 22, 2025, at 2:00 p.m., local time, and at any adjournment(s) or postponement(s) thereof, for the following purpose:

1.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“THAT:

Mr. Zhu Jun, whose term of office shall expire on the date of this Annual General Meeting, be re-elected and appointed as a Class III Director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2028 Annual General Meeting or until his successor is duly elected and qualified.”

Mr. Zhu Jun’s biography is set forth on page 137 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024 (the “2024 Annual Report”) available at http://www.the9.com/.

The Board of Directors of the Company has fixed the close of business on November 14, 2025, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, to attend and to vote at the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

Holders of record of the Company’s ordinary shares at the close of business on the Record Date (Shanghai time) are entitled to notice of, to attend and vote at the AGM, or any adjournment or postponement thereof. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are welcome to attend the AGM in person. Beneficial owners of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon.

Shareholders and holders of the Company’s ADSs have been advised that the notice of Annual General Meeting, the Company’s 2024 Annual Report, free of charge, are available for viewing and downloading on the internet at http://www.the9.com/. If you do not have access to the internet and would like to obtain a hardcopy of the notice of Annual General Meeting and/or the 2024 Annual Report, please write to:

The9 Limited

17 Floor, No. 130, Wu Song Road,

Hong Kou District,

Shanghai 200080, PRC

Attention: Investor Relations

You may also request for a hardcopy of the notice of Annual General Meeting and/or the 2024 Annual Report by email to: ir@corp.the9.com.

By Order of the Board of Directors,
The9 Limited

/s/ Jun Zhu
Jun Zhu
Shanghai, November 12, 2025	Chairman and Chief Executive Officer

Executive Office:	Registered Office:
Floor 17,	COLLAS CRILL CORPORATE SERVICES LIMITED
No. 130, Wu Song Road	P. O. Box 709
Hong Kou District,	Floor 2, Willow House,
Shanghai 200080	Cricket Square
Grand Cayman,
KY1-1107
Cayman Islands